Exhibit 99.1 – Explanation of Responses

1.
This Form 4 is filed on behalf of Basswood Partners, L.L.C. (the “Reporting Person”). Basswood Partners, L.L.C. is the general partner of BFF, BOP and BFLOF (as defined below and together, the “Funds”), and may be deemed to have a pecuniary interest in the Common Stock held directly by BFF, BOP and BFLOF. In accordance with Instruction 4(b)(iv), the entire amount of Common Stock held by the Funds is reported herein. The Reporting Person disclaims beneficial ownership of all shares of Common Stock that are beneficially owned by the Funds, except to the extent, if any, of any direct or indirect pecuniary interest therein.  The inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of any securities reported herein for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise.

Matthew Lindenbaum of Basswood Capital Management, L.L.C., serves on the board of directors of the Issuer as a representative of the Reporting Person.  As a result, the Reporting Person is a “director-by-deputization” solely for purposes of Section 16 of the Exchange Act.  Matthew Lindenbaum, a managing member of Basswood Capital Management, L.L.C, serves on the board of directors of the Issuer as a representative of the Reporting Person.  As a result, the Reporting Person is a “director-by-deputization” solely for purposes of Section 16 of the Exchange Act.

2.	Common Stock held directly by Basswood Opportunity Partners, LP (“BOP”).
3.	Common Stock held directly by Basswood Financial Fund, LP (“BFF”).
4.	Common Stock held directly by Basswood Financial Long Only Fund, LP (“BFLOF”).